EXHIBIT 99.2

             OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR
                THE THREE AND SIX MONTHS ENDED 30 SEPTEMBER 2005

References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries.

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

INTRODUCTION

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

SUMMARY RESULTS


                                                             THREE MONTHS ENDED 30 SEPTEMBER        SIX MONTHS ENDED 30 SEPTEMBER
                                                           -------------------------------------------------------------------------
                                                               2004 (a)    2005      CHANGE         2004 (a)       2005      CHANGE
                                                           -------------------------------------------------------------------------
                                                                 ((POUND) IN MILLIONS)                ((POUND) IN MILLIONS)
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                       323.7       397.5        22.8%        604.6          711.1       17.6%
Cost of sales                                                (143.8)     (181.4)       26.1%       (271.6)        (324.4)      19.4%
---------------------------------------------------------------------------------                -------------------------
Gross profit                                                  179.9       216.1        20.1%        333.0          386.7       16.1%
Distribution costs                                             (9.4)      (12.4)       31.9%        (17.7)         (21.8)      23.2%
Administrative costs (including exceptional items)            (76.7)      (85.8)       11.9%       (141.3)        (147.9)       4.7%
---------------------------------------------------------------------------------                -------------------------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                     106.6       120.3        12.9%        186.8          214.4       14.8%
      Exceptional items                                       (12.8)       (2.4)                    (12.8)           2.6
---------------------------------------------------------------------------------                -------------------------
OPERATING PROFIT                                               93.8       117.9        25.7%        174.0          217.0       24.7%
=================================================================================                =========================

PROFIT FOR THE FINANCIAL PERIOD BEFORE EXCEPTIONAL ITEMS       47.8        44.1                      80.4           86.1
PROFIT FOR THE FINANCIAL PERIOD                                39.8        43.4                      72.4           84.4
=================================================================================                =========================
Gross profit margin (%)                                        55.6        54.4                      55.1%          54.4%

EBITDA (b)                                                    101.0       130.4        29.1%        188.4          235.5       25.0%
EBITDA margin (%)                                              31.2        32.8                      31.2%          33.1%

EBITDA before exceptional items (c)                           113.8       132.8        16.7%        201.2          232.9       15.8%
EBITDA margin (%) before exceptional items                     35.2        33.4                      33.3%          32.8%

Cash inflow from operations before payments of
   exceptional items, less capital expenditure                 99.9       128.7                     170.6          212.7
Cash conversion before exceptional items (%) (d)               87.8        96.9                      84.8%         91.3%

(a) Results previously reported for the six months ended 30 September 2004 were reported under UK GAAP. Figures reported here are reported under International Financial Reporting Standards ("IFRS"). A detailed explanation of the changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005.

(b) EBITDA comprises total operating profit before depreciation and amortisation of fixed assets, both being non-cash items. EBITDA is not a measurement of performance under IFRS or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net (loss) profit for the financial period (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit and EBITDA".

(c) EBITDA before exceptional items comprises EBITDA as described above and excludes exceptional costs of (pound)2.4 million arising from the TransWestern acquisition and an exceptional credit of (pound)5.0 million in the six months ended 30 September 2005 from releasing an unused provision for IPO costs in the UK. EBITDA before exceptional items for the six months ended 30 September 2004 is stated before exceptional costs of (pound)12.8 million ((pound)8.0 million net of tax credit) which was the cost of litigation brought against our US operations.

(d) Cash conversion represents cash flow from operations before payments of litigation costs in the 2004 financial year and payments of litigation and acquisition costs in the 2005 financial year, less capital expenditure, as a percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit and EBITDA".

YELL GROUP OPERATIONAL INFORMATION


UNAUDITED                                                                 SIX MONTHS ENDED 30 SEPTEMBER
                                                                    ---------------------------------------
                                                                             2004          2005     CHANGE
                                                                    ---------------------------------------
UK printed directories
Unique advertisers (thousands) (a)                                            254           244     (3.9%)
Directory editions published                                                   55            57
Unique advertiser retention rate (%) (b)                                       75            74
Revenue per unique advertiser ((pound))                                     1,183         1,256       6.2%

US printed directories (Yellow Book)
Unique advertisers (thousands) (a) (c)                                        238           255       7.1%
Directory editions published                                                  259           271
Unique advertiser retention rate (%) (c)                                       72            71
Revenue per unique advertiser ($)                                           2,133         2,346      10.0%

US printed directories (TransWestern)
Unique advertisers (thousands) (a) (c)                                          -            39
Directory editions published                                                    -            58
Unique advertiser retention rate (%) (c)                                        -            70
Revenue per unique advertiser ($)                                               -         1,827

Other UK products and services
Yell.com searchable advertisers at 30 September (thousands) (d)               121           159      31.4%
Yell.com searches for September (millions)                                     16            25      56.3%
Yell.com revenue per average searchable advertiser ((pound)) (e)              146           171      17.1%

-----------------------------
(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the six months ended 30 September 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the United States is based on unique directory advertisers.

(d) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue for Yell.com in the six month period by the average number of Yell.com searchable advertisers (2004 - 112,000; 2005 - 150,000) in that period.

REVENUE

                                          THREE MONTHS ENDED                      SIX MONTHS ENDED
                                            30 SEPTEMBER              CHANGE       30 SEPTEMBER         CHANGE
                                      ---------------------------             -------------------------
                                            2004            2005                    2004         2005
                                      ----------------------------------------------------------------------------
                                       ((POUND) IN MILLIONS)                     ((POUND) IN MILLIONS)
------------------------------------------------------------------------------------------------------------------
UK printed directories                     162.0           162.0       -           300.9         305.9       1.7%
Other UK products and services              12.4            18.8     51.6%          24.1          35.3      46.5%
------------------------------------------------------------------              -----------------------
TOTAL UK REVENUE                           174.4           180.8      3.7%         325.0         341.2       5.0%
------------------------------------------------------------------              -----------------------
US printed directories:
    US printed directories at
      constant exchange rate (a)           149.3           212.7     42.5%         279.6         368.9      31.9%
    Exchange impact (a)                      -               4.0                      -            1.0
------------------------------------------------------------------              -----------------------
TOTAL US REVENUE                           149.3           216.7     45.1%         279.6         369.9      32.3%
------------------------------------------------------------------              -----------------------
GROUP REVENUE                              323.7           397.5     22.8%         604.6         711.1      17.6%
==================================================================              =======================

----------------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

Group revenue during the six months ended 30 September 2005 increased 17.6% to (pound)711.1 million, or 17.4% at a constant exchange rate, from (pound)604.6 million last year (1). Group revenue would have increased 11.0% without the (pound)40.0 million of revenue contributed by TransWestern, which was acquired on 15 July 2005.

We recognise revenue from advertising sales for each printed directory on completion of delivery of each directory.

UK REVENUE

UK revenue increased 5.0% to (pound)341.2 million. This was driven by 56.7% growth from Yell.com to (pound)25.7 million and 1.7% growth from printed directories to (pound)305.9 million. The effect of RPI minus 6% (2) was to reduce Yellow Pages rate card prices by an average of 2.9%.

The total number of unique print advertisers dropped 3.9% to 244,000. This reflects increased competition and the decline in retention to 74%, down from 75% at the year end and for the same period last year. This decline was offset by a 6.2% growth in average revenue per unique advertiser to (pound)1,256. This growth resulted from both the slightly higher retention of higher value advertisers and new customers spending more.


---------------------------
(1) Throughout this report, unless otherwise indicated, references to "for the six months" are to the six months ended 30 September 2005 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.

(2) Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the six months ended 30 September 2004 and 2005, the average price of advertising in our Yellow Pages decreased by 3.5% and 2.9%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 47.8% and 41.3% of our Group revenue in the six months ended 30 September 2004 and 2005, respectively.

Yell.com's revenue growth rate accelerated to 56.7%. Recognised revenue per average searchable advertiser increased 17.1% following the introduction of higher prices to reflect increased value for advertisers. Searchable advertisers at the end of the period were 31.4% higher than last year at 159,000.

We expect at least 3% UK revenue growth for the current year.

US REVENUE

Total US revenue increased by (pound)90.3 million, or 32.3%, from (pound)279.6 million to (pound)369.9 million. This included (pound)40.0 million from the acquisition of TransWestern which was completed on 15 July 2005. On a constant US dollar basis, US revenue grew by (pound)89.3 million, or 31.9%.

Excluding the new advertisers from Transwestern, Yellow Book increased unique advertisers by 7.1% to 255,000 and average revenue per unique advertiser by 10.0% to $2,346. Retention was slightly lower at 71% from 72% for the same period last year.

Organic revenue growth was 19.4%. Same-market growth was 9.7%, contributing 9.0% to the organic growth, with the particularly extensive new launch programme of 22 directories also contributing 10.4%. Revenue growth was offset by a 2.3% decrease in revenue, primarily arising from rescheduling production to later periods of the current year as we continue to rebalance production.

We completed the acquisition of TransWestern on 15 July 2005, which significantly expands our US footprint. Integration planning is well advanced and the first steps to integrate TransWestern into Yellow Book are already underway. The TransWestern acquisition added 14.1% to US revenue growth, with other smaller acquisitions adding a further 0.7%. TransWestern revenue in the period from 15 July to 30 September 2005 was mainly the result of sales made by the TransWestern sales organisation prior to its acquisition by the Yell Group. The results therefore do not yet reflect any real benefit of integration with the Yellow Book sales organisation.

We believe that full year organic growth in US revenue will be at least in line with expectations of 12%. The integration of TransWestern, particularly in the sales organisation, is progressing rapidly.

COST OF SALES

                                         THREE MONTHS ENDED                        SIX MONTHS ENDED
                                           30 SEPTEMBER                              30 SEPTEMBER
                                     ----------------------------               -------------------------
                                              2004         2005       CHANGE       2004         2005       CHANGE
                                     --------------------------------------------------------------------------------
                                         ((POUND) IN MILLIONS)                      ((POUND) IN MILLIONS)
---------------------------------------------------------------------------------------------------------------------
UK printed directories                        55.3         56.0         1.3%      110.1         111.7         1.5%
Other UK products and services                 3.8          4.4        15.8%        6.9           8.3        20.3%
----------------------------------------------------------------                -------------------------------------
TOTAL UK COST OF SALES                        59.1         60.4         2.2%      117.0         120.0         2.6%
----------------------------------------------------------------                -------------------------------------
US printed directories:
    US printed directories at
      constant exchange rate (a)              84.7        118.8        40.3%      154.6         203.7        31.8%
    Exchange impact (a)                          -          2.2                     -             0.7
----------------------------------------------------------------                -------------------------------------
TOTAL US COST OF SALES                        84.7        121.0        42.9%      154.6         204.4        32.2%
----------------------------------------------------------------                -------------------------------------
COST OF SALES                                143.8        181.4        26.1%      271.6         324.4        19.4%
=====================================================================================================================

------------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including costs of collecting content, paper, printing and pre-press production, as well as bad debt expense. The principal costs of collecting content, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by (pound)3.0 million, or 2.6%, to (pound)120.0 million in the six months ended 30 September 2005 from (pound)117.0 million last year. Cost of sales as a percentage of revenue decreased slightly to 35.2% compared to 36.0% for the corresponding period in the prior year.

Cost of sales for US printed directories increased by 31.8% at a constant exchange rate, reflecting the increase in US revenue and the TransWestern acquisition. Cost of sales for US printed directories as a percentage of related revenue and at a constant exchange rate was 55.2%, a slight increase from 54.4% last year.

Our consolidated bad debt expense was (pound)42.9 million, or 6.0% of Yell Group revenue in the six months ended 30 September 2005, as compared to (pound)34.5 million, or 5.7%, last year. The charge for UK bad debts was 4.1% of UK printed directories and other products and services revenue compared to 4.3% last year. The US bad debt expense was 7.9% of US printed directories revenue in the six months ended 30 September 2005, as compared to 7.3% for the same period in the prior financial year, reflecting the additional growth and new customers, which historically have a higher risk of default.

GROSS PROFIT AND GROSS PROFIT MARGIN


                                           THREE MONTHS ENDED                           SIX MONTHS ENDED
                                              30 SEPTEMBER                                30 SEPTEMBER
                                     -----------------------------              ---------------------------
                                              2004          2005       CHANGE         2004              2005        CHANGE
                                     --------------------------------------------------------------------------------------
                                          ((POUND) IN MILLIONS)                        ((POUND) IN MILLIONS)
---------------------------------------------------------------------------------------------------------------------------
UK printed directories                       106.7          106.0       (0.7%)       190.8             194.2         1.8%
Other UK products and services                 8.6           14.4       67.4%         17.2              27.0        57.0%
------------------------------------------------------------------              ------------------------------
TOTAL UK GROSS PROFIT                        115.3          120.4        4.4%        208.0             221.2         6.3%
------------------------------------------------------------------              ------------------------------
US printed directories:
    US printed directories at
      constant exchange rate (a)              64.6           93.9       45.4%        125.0             165.2        32.2%
    Exchange impact (a)                         -             1.8                      -                 0.3
------------------------------------------------------------------              ------------------------------
TOTAL US GROSS PROFIT                         64.6           95.7       48.1%        125.0             165.5        32.4%
------------------------------------------------------------------              ------------------------------
GROSS PROFIT                                 179.9          216.1       20.1%        333.0             386.7        16.1%
===========================================================================================================================
GROSS PROFIT MARGIN (%)
    UK operations                             66.1           66.6                     64.0              64.8
    US operations                             43.3           44.2                     44.7              44.7
GROUP TOTAL (%)                               55.6           54.4                     55.1              54.4
============================================================================================================================

------------------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

Gross profit as a percentage of Group revenue was slightly down at 54.4% for the six months ended 30 September 2005 compared to 55.1% for 2004.

Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the six months ended 30 September 2005, for example, our gross profit margin for our UK operations was 64.8%, compared to 44.7% for our US operations. Our overall gross profit margin is therefore affected, and will continue to be affected, by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

DISTRIBUTION COSTS AND ADMINISTRATIVE COSTS

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs increased by (pound)4.1 million, or 23.2%, from (pound)17.7 million (2.9% of Group revenue) in the six months ended 30 September 2004 to (pound)21.8 million (3.1% of Group revenue) in the six months ended 30 September 2005. Group distribution costs increased by 22.6% at a constant exchange rate. Our distribution costs have increased in line with the growth of our business.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses. Administrative costs increased from (pound)141.3 million to (pound)147.9 million in the six months ended 30 September 2005. Administrative costs excluding net exceptional credits of (pound)2.6 million in 2005 and exceptional costs of (pound)12.8 million in 2004 increased from (pound)128.5 million to (pound)150.5 million in the six months ended 30 September 2005; an increase of (pound)22.0 million or 17.1% from last year.

GROUP OPERATING PROFIT AND EBITDA

                                                   THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                      30 SEPTEMBER                           30 SEPTEMBER
                                        --------------------------------------------------------------------------------------
                                                   2004          2005        CHANGE          2004      2005          CHANGE
                                        --------------------------------------------------------------------------------------
                                                   ((POUND) IN MILLIONS)                  ((POUND) IN MILLIONS)
------------------------------------------------------------------------------------------------------------------------------
UK OPERATIONS
Operating profit, including
  exceptional items                                70.4          72.6                       122.2     131.8
Depreciation and amortisation of
  fixed assets                                      3.0           2.7                         5.9       5.6
----------------------------------------------------------------------            ---------------------------
UK OPERATIONS EBITDA                               73.4          75.3                       128.1     137.4
Exceptional items                                   -             -                           -        (5.0)
----------------------------------------------------------------------            ---------------------------
UK OPERATIONS EBITDA BEFORE
EXCEPTIONAL ITEMS                                  73.4          75.3        2.6%           128.1     132.4            3.4%
----------------------------------------------------------------------            ---------------------------

US operations
Operating profit                                   23.4          45.3       93.6%            51.8      85.2           64.5%
Depreciation and amortisation of
  fixed assets                                      4.2           9.8                         8.5      12.9
----------------------------------------------------------------------             --------------------------
US OPERATIONS EBITDA                               27.6          55.1                        60.3      98.1
Exceptional items                                  12.8           2.4                        12.8       2.4
US OPERATIONS EBITDA BEFORE
EXCEPTIONAL ITEMS                                  40.4          57.5       42.3%            73.1     100.5           37.5%
----------------------------------------------------------------------              -------------------------
US OPERATIONS EBITDA BEFORE
  EXCEPTIONAL ITEMS AT CONSTANT
  EXCHANGE RATE (a)                                40.4          56.4       39.6%            73.1     100.1           36.9%
----------------------------------------------------------------------              --------------------------

GROUP
Operating profit, including
  exceptional items                                93.8         117.9                       174.0     217.0
Depreciation and amortisation of
  fixed assets                                      7.2          12.5                        14.4      18.5
----------------------------------------------------------------------              ---------------------------
GROUP EBITDA                                      101.0         130.4       29.1%           188.4     235.5           25.0%
======================================================================              ---------------------------

GROUP
Operating profit before exceptional
  items                                           106.6         120.3                       186.8     214.4
Depreciation and amortisation of
  fixed assets                                      7.2          12.5                        14.4      18.5
----------------------------------------------------------------------               --------------------------
GROUP EBITDA BEFORE
  EXCEPTIONAL ITEMS                               113.8         132.8       16.7%           201.2     232.9           15.8%
======================================================================               --------------------------
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS
  AT CONSTANT EXCHANGE RATE (a)
                                                  113.8         131.7       15.7%           201.2     232.5           15.6%

EBITDA MARGIN (%)
    UK operations                                  42.1          41.6                        39.4      40.3
    US operations                                  18.5          25.4                        21.6      26.5
EBITDA MARGIN BEFORE EXCEPTIONAL
  ITEMS (%)
    UK operations                                  42.1          41.6                        39.4      38.8
    US operations                                  27.1          26.5                        26.1      27.2
==============================================================================================================================

--------------------
(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year.

Group EBITDA before exceptional items increased by 15.8% to (pound)232.9 million, or 15.6% at a constant exchange rate. The Group EBITDA margin before exceptional items decreased 0.5 percentage points to 32.8%, reflecting the expected decline in the UK printed directories margin. EBITDA before exceptional items for the six months ended 30 September 2005 is stated before exceptional costs of (pound)2.4 million on the TransWestern acquisition and an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs in the UK.

UK EBITDA before exceptional credits rose 3.4%, or (pound)4.3 million, to (pound)132.4 million, reflecting the sustained progress of Yell.com, which partially offset our continued investment to support the revenue growth of printed directories. Yell.com more than doubled its EBITDA to (pound)10.9 million (operating profit of (pound)10.1 million with depreciation of (pound)0.8 million added back) from (pound)4.8 million last year (operating profit of (pound)3.9 million with depreciation of (pound)0.9 million added back). The UK EBITDA margin before exceptional credits was 38.8%, compared with 39.4% in the previous year, reflecting continued investment in the increasingly competitive market and the reduction of Yellow Pages rate card prices. We believe the EBITDA margin at the year end will be in line with expectations.

In the US, revenue growth and operational leverage resulted in 37.5% growth in EBITDA before exceptional costs to (pound)100.5 million from (pound)73.1 million last year, or 36.9% growth at a constant exchange rate. The US EBITDA margin before exceptional costs increased from 26.1% to 27.2%. This growth was slightly lower than in the first quarter due to the phasing of investment in advertising and promotion. While we plan further investment in the US operations we also expect an annual increase of around 200 basis points in EBITDA margin for the full year.

PENSION DEFICIT

The tri-annual actuarial valuation of the Yell Pension Plan has been agreed as a deficit of (pound)64.8 million at 5 April 2005. We intend to make a payment of (pound)64.8 million to the Plan in order to repair this deficit within the next three months. We intend in the future to increase our annual contributions so as to sustain a fully funded position on an actuarially determined basis. In the US we have a 401 (k) plan where benefits paid out are determined by contributions made by the employee.

A deficit of (pound)101.2 million is presented at 30 September 2005 using the assumptions required by IAS 19, which are more conservative than those used in actuarial valuations like the one mentioned above.

NET FINANCE COST

Net finance cost was (pound)77.5 million in the six months ended 30 September 2005, an increase of (pound)8.2 million from (pound)69.3 million last year. Net finance cost comprised (pound)44.2 million of net interest paid or to be paid within a six-month period, (pound)5.8 million of interest rolled up into our long-term debt, (pound)11.1 million of amortised financing costs and (pound)16.4 million of interest payable to our parent company. The amortised financing costs of (pound)11.1 million include (pound)7.8 million of exceptional interest which is the accelerated amortisation of finance fees related to bank debt refinanced on 15 July 2005.

TAXATION

The taxation charge was (pound)55.1 million for the six months ended 30 September 2005, and (pound)32.3 million last year. We expect our net tax payment for the full year to be around 40% of our tax expense. Net tax payments are expected to be unusually low because of tax benefits acquired with TransWestern, the continued use of tax losses in the US and the planned pension deficit repair. We also received tax refunds in the period for amounts that we overpaid in previous years.

PROFIT AFTER TAX

The profit after tax was (pound)84.4 million for the six months ended 30 September 2005 compared to a profit after tax of (pound)72.4 million for the same period in the prior year. This increase in profit reflects the strong EBITDA growth.

LIQUIDITY AND CAPITAL RESOURCES

Apart from significant acquisitions, which we have funded through a combination of borrowings and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. As noted above, we intend to make a payment of (pound)64.8 million to the Yell Pension Plan in order to repair the Plan deficit within the next three months.

On 15 July 2005 we successfully syndicated a new (pound)2 billion credit facility to fund the acquisition of TransWestern and to refinance the entire (pound)876.7 million of bank debt that existed at that date. Our senior notes remain unaffected. Based on the enlarged group's strong cash generation, and including the pension deficit repair, we expect our net external debt to be just over four times our pro forma EBITDA by 31 March 2006.

CASH FLOWS

                                                               THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                  30 SEPTEMBER                  30 SEPTEMBER
                                                   ------------------------------------------------------------------
                                                             2004            2005           2004            2005
                                                   ------------------------------------------------------------------
                                                             ((POUND) IN MILLIONS)          ((POUND) IN MILLIONS)
---------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                    63.4            48.5          117.1           118.8
Net cash used in investing activities                        (5.0)         (910.3)          (8.7)         (919.8)
Net cash (used in) provided by financing activities         (63.0)          778.8          (85.5)          778.8
---------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents         (4.6)          (83.0)          22.9           (22.2)
=====================================================================================================================

Net cash inflow from operating activities for the six months ended 30 September 2005 was (pound)118.8 million, compared with a net inflow of (pound)117.1 million for the six months ended 30 September 2004. The increase from last year is primarily driven by the improvement in operating profit.

Net cash used in investing activities was (pound)919.8 million for the six months ended 30 September 2005 for the purchase of subsidiary undertakings, including TransWestern, and tangible fixed assets. This compares to (pound)8.7 million for the six months ended 30 September 2004 for the purchase of tangible fixed assets.

Net cash provided by financing activities was (pound)778.8 million in the six months ended 30 September 2005 from the acquisition of new loans, and net cash used in financing activities was (pound)85.5 million in the six months ended 30 September 2004 which comprised repayments of borrowings.

The net increase in cash and cash equivalents is stated before the effects of foreign currency exchange movements. Foreign currency exchange movements had the effect of increasing cash and cash equivalents by (pound)4.0 million in the six months ended 30 September 2005 (2004 - an increase of (pound)0.5 million).

CASH CONVERSION

The cash inflow from operations after capital expenditure but before payments of exceptional costs was (pound)212.7 million for the six months ended 30 September 2005 and (pound)170.6 million last year. This was an increase of 24.7% after accounting for foreign currency exchange movements, or 24.4% at a constant exchange rate. This underlying cash performance ("operating cash flow") is used by management to monitor business performance. In this performance measure we included capital expenditure for the six months ended 30 September 2005 and 2004 of (pound)9.8 million and (pound)8.7 million, respectively. We excluded payments of litigation costs of (pound)9.0 million during the six months ended 30 September 2004 and excluded payments of litigation costs totalling (pound)0.6 million and (pound)2.4 million of TransWestern acquisition costs during the six months ended 30 September 2005.

Our performance measure operating cash flow of (pound)212.7 million for the six months ended 30 September 2005 as a percentage of EBITDA before exceptional items of (pound)232.9 million was 91.3% ("cash conversion"). Excluding the effect of the additional pension contribution totalling (pound)8.8 million in the six months, we would have converted 95.1% of EBITDA before exceptional items of (pound)232.9 million to cash. The performance measure operating cash flow of (pound)170.6 million for the six months ended 30 September 2004 as a percentage of EBITDA before exceptional items of (pound)201.2 million was 84.8%. Cash conversion can vary quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA. Cash conversion is expected to decrease to around 75% in the remaining six months of the year reflecting the planned working capital investment to bring TransWestern's payment terms in line with Yellow Book's.

CAPITAL RESOURCES

At 30 September 2005, we had cash of (pound)34.9 million, compared to (pound)53.1 million at 31 March 2005.

We have made additional annual pension contributions of (pound)8.8 million in the six months ended 30 September 2005. This is our second additional annual contribution and, while it reduces cash flow from operations, it has no effect on amounts presented in our consolidated income statements.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services and special pension contributions, would be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of (pound)2,447.6 million at 30 September 2005, compared to (pound)1,645.9 million at 31 March 2005 as set out below.

                                                                            AT 31 MARCH     AT 30 SEPTEMBER
                                                                                   2005                2005
                                                                       -------------------------------------
                                                                                  ((POUND) IN MILLIONS)
------------------------------------------------------------------------------------------------------------
Long-term loans and other borrowings
    Term Loan A1 - denominated in sterling (a)                                    544.0               300.0
    Term Loan A2 - denominated in US dollars (b)                                  315.6             1,133.1
    Senior notes                                                                  314.7               331.3
    Revolving credit facility                                                       -                 234.2
    Other                                                                           1.3                 1.5
------------------------------------------------------------------------------------------------------------
Total debt owed to third parties                                                1,175.6             2,000.1
Subordinated parent company loans                                                 537.4               495.3
------------------------------------------------------------------------------------------------------------
Total debt, including subordinated parent company loans                         1,713.0             2,495.4
Unamortised financing costs                                                       (14.0)              (12.9)
------------------------------------------------------------------------------------------------------------
Total debt, net of unamortised financing costs                                  1,699.0             2,482.5
Cash and cash equivalents                                                         (53.1)              (34.9)
------------------------------------------------------------------------------------------------------------
NET DEBT AT END OF THE PERIOD                                                   1,645.9             2,447.6
============================================================================================================

(a) The old Term Loan A1 was refinanced and a new Term Loan A1 of (pound)300 million obtained on 15 July 2005.

(b) The old Term Loan A2 was refinanced and a new Term Loan A2 of $2 billion obtained on 15 July 2005.

Net third-party debt, excluding subordinated parent company loans, of (pound)1,952.3 million as a multiple of pro forma (as if TransWestern had been part of the Group for the entire period) EBITDA before exceptional items over the last 12 months of (pound)465.8 million was 4.2. This compares to 2.8 times EBITDA before exceptional items at 31 March 2005.

The movements in net third-party debt between 31 March 2005 and 30 September 2005 are as follows:

                                                                    NET DEBT
--------------------------------------------------------------------------------
                                                          ((POUND) IN MILLIONS)
AT 31 MARCH 2005                                                     1,645.9
Cash inflow from operations, less
third party interest and capital
 expenditure  cash flow                                               (167.9)
Purchase of subsidiary undertakings                                    910.0
Net third-party finance costs                                           37.0
Currency movements                                                      22.6
--------------------------------------------------------------------------------
AT 30 SEPTEMBER 2005                                                 2,447.6
================================================================================

DEBT OBLIGATIONS

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the facility agreement) and EBITDA to net cash interest payable.

OTHER MATTERS

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off balance sheet arrangements.

MARKET-RELATED RISKS

Interest is payable under our credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Over the period to September 2007 we have fixed interest initially on approximately 50% of the indebtedness under our bank credit facilities using interest rate swaps. This strategy is reviewed on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 55% of our total gross debt until September 2007, falling to approximately 50% thereafter. At 30 September 2005, we had (pound)3.6 million net gains on interest rate swaps that have been recognised in other comprehensive income in the Statement of Recognised Income and Expense.

All of these instruments are entered into for hedging purposes and, under IFRS, gains and losses on these instruments are recognised directly in other comprehensive income. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted, for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 65.8% of our external debt and 47.3% of our net external interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 24.3%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

At 30 September 2005, we had (pound)1,308.4 million of borrowings denominated in US dollars net of deferred financing fees, and (pound)1,657.7 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the six months ended 30 September 2005. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been 1.0% higher or lower with no change in foreign exchange rates, our interest charge for the six months ended 30 September 2005 would vary by approximately (pound)4.2 million higher or lower, respectively, taking into account our hedging arrangements, or (pound)8.3 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable for the six months ended 30 September 2005 would have been approximately (pound)3.9 million lower or (pound)4.8 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

LITIGATION

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. Yell Finance B.V. fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.

CURRENT UK REGULATORY REVIEW

In April 2005, the Office of Fair Trading (OFT) completed its study of Yell's undertakings in respect of our Yellow Pages directories and announced that it was referring what it defined as "classified directory advertising services" to the Competition Commission for investigation. A wide range of outcomes is possible.

We have contributed fully to the investigation of "classified directories advertising services" by the Competition Commission.

The Competition Commission issued a revised timetable on 25 October 2005, lengthening the process by approximately six to eight weeks. The next publication, the Notification of Emerging Thinking, is now expected in January 2006 and the publication of the final report is expected in August 2006.

The Statement of Issues was published in August 2005 setting out the issues the Commission is considering in the Investigation. This statement, the revised timetable, initial submissions from all parties and other related information can be found on the Commission's website at www.competition-commission.org.uk.

CRITICAL ACCOUNTING POLICIES

Our accounting policies are set out in our conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in our financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS. A discussion of the most significant policies that require our management to make subjective and complex judgments or to consider matters that are inherently uncertain are also contained within the Form 20-F filed with the SEC on 13 June 2005.

CONSOLIDATED RESULTS OF OUR PARENT COMPANY

Our parent company, Yell Group plc, and its subsidiaries, also provides consolidated financial information to the SEC, in order to disclose what it reports to the London Stock Exchange and to satisfy its requirement to produce an IFRS to US GAAP reconciliation for US employees.